UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant's name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated April 30, 2010.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By Capital Product Partners, L.P., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: April 30, 2010

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2010 FINANCIAL RESULTS

ATHENS, Greece, April 30, 2010 -- Capital Product Partners L.P. (the "Partnership"), (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the first quarter ended March 31, 2010.

The Partnership's net income for the quarter ended March 31, 2010 was $6.8 million, or $0.25 per limited partnership unit, which is $0.04 higher than the $0.21 per unit from the previous quarter ended December 31, 2009, and $0.10 lower than the $0.35 per unit from the first quarter of 2009. The reported results of operations and cash flows presented below reflect the consolidation of the M/T Atrotos, which was acquired on March 1, 2010, for the full quarter, as the transaction was between two entities under common control.

Operating surplus for the quarter ended March 31, 2010 was $11.7 million, $1.5 million higher than the $10.2 million from the fourth quarter of 2009 and $0.2 million lower than the $11.9 million from the first quarter of 2009. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Revenues for the first quarter of 2010 were $31.1 million, compared to $32.3 million in the first quarter of 2009. The lower revenues generated reflect the lower charter rates at which we have re-chartered two of the Partnership’s vessels whose original charters expired during the quarter and lower profit sharing revenues. The Partnership earned $0.4 million in profit share revenues on the back of a buoyant Suezmax market in January 2010 and from the ice trading of one of the medium range (MR) tankers chartered to Capital Maritime & Trading Corp., our Sponsor (“Capital Maritime”), compared to $0.7 million earned in the first quarter of 2009.

Total operating expenses for the first quarter of 2010 were $15.8 million, including $7.0 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime, $7.4 million in depreciation and $0.6 million in general and administrative expenses, compared to $15.5 million total operating expenses for the first quarter of 2009.

Net interest expense and finance cost for the quarter amounted to $7.9 million compared to $7.3 million for the first quarter of 2009. The increase in net interest expense and finance cost is primarily due to the higher interest margin applicable to our loan facilities since June 30, 2009 and to lower cash deposit rates.

As of March 31, 2010 the Partnership's long-term debt remained unchanged compared to December 31, 2009 at $474.0 million and partners' capital increased to $195.6 million following the issuance of 5,800,000 additional common units in February 2010 described further below. Current undrawn debt facilities amount to $246.0 million subject to compliance with the terms of our loan facilities.

Market Commentary

Overall, average product tanker spot earnings improved considerably over the first quarter of 2010 to levels last seen in the first quarter of 2009. This was due to the boost to refinery margins and to the demand for product tankers in the western hemisphere from a prolonged cold spell as well as an improved oil demand on the back of an improving global economy. The period charter market also saw a slight improvement both in terms of charter rates and volume of fixtures, as charterers started showing signs of higher confidence in the market based on the improved spot rates.

The Suezmax market experienced a strong start to the year with earnings improving considerably, compared to the year end 2009, as strong demand both in the Atlantic Basin and to the Far East drove rates upwards.

Fleet Developments

On March 1, 2010 the Partnership acquired the M/T Atrotos (renamed M/T El Pipila) (2007 Hyundai Mipo 47,000 dwt ICE Class 1A) from Capital Maritime at a purchase price of $43 million. The M/T Atrotos is the Partnership’s sixteenth modern MR tanker, bringing the size of its fleet to 19 vessels and is chartered to Petróleos Mexicanos (PEMEX), the state-owned Mexican petroleum company, through Arrendadora Ocean Mexicana, S.A. de C.V., under a charter expected to expire in March 2014. The net base rate under the charter is $19,900 per day, which includes a payment to Capital Maritime for technical management fees. The vessel's total operating expenses are fixed until the expiration of the charter at a daily rate of $3,575.

The M/T Avax (2007 Hyundai Mipo 47,000 dwt ICE Class 1A) has been re-chartered with BP Shipping Ltd. for 11-13 months at a net daily rate of $12,500 including a 50/50 profit sharing arrangement for breaking IWL commencing on May 5th. The net daily charter rate of the M/T Avax under its existing charter is $20,500.

The M/T Aristofanis (2005 Baima Shipyard 12,000 dwt), whose charter with Shell International Trading & Shipping Company Ltd. expired towards the end of the first quarter of 2010, is expected to be employed in the spot market following the completion of its scheduled special survey and upgrade to IMO III type chemical tanker. Her sister vessel, the M/T Attikos, has also been trading in the spot market since mid January 2010 following completion of its special survey and upgrade to IMO III type chemical tanker.

Following the rechartering of the M/T Avax, 77% of the fleet total days for the remainder of 2010, and 45% of the fleet total days in 2011 will be secured under period charter coverage.

Completion of Offering of 6,281,578 Common Units

On February 23, 2010 the Partnership announced the issuance of 5,800,000 common units at a public offering price of $8.85 per common unit. An additional 481,578 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters. Capital GP LLC, the Partnership’s general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 128,195 units at the public offering price, thereby maintaining its 2 percent interest in the Partnership.

Aggregate proceeds to the Partnership, before expenses relating to the offering, were approximately $54.1 million. The net proceeds from the offering were used to acquire the M/T Atrotos (renamed M/T El Pipila) at an acquisition price of $43 million and for general partnership purposes.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer Partnership’s general partner commented: "During the first quarter of 2010, we have observed an improvement in the product tanker market from its multi year lows. The product tanker industry has seen an overall improvement in the average spot earnings levels, and slightly higher period rates. We continue to closely examine key industry factors in order to assess the market recovery for the remainder of 2010 and 2011. These factors include changes in oil product demand, oil refinery utilization rates, the implementation of the single-hull tanker phase out, the availability of shipping finance, as well as further delays and cancellations that could reduce the number of new tanker vessel deliveries.”

Mr. Lazaridis continued: “We are pleased that the rechartering of the M/T Avax with BP Shipping Ltd. has further increased the Partnership’s charter coverage for 2010 and 2011 and further developed our relationship with one of the largest oil majors and product tankers charterers. Lastly, the acquisition of the M/T Atrotos, through a successful secondary offering, demonstrates our commitment towards our long-term business strategy of growth through accretive acquisitions.”

Quarterly Cash Distribution

On April 23, 2010, the Board of Directors of the Partnership declared a cash distribution of $0.225 per unit for the first quarter of 2010, in line with management’s annual guidance as stated in the fourth quarter 2009 earnings press release. The first quarter 2010 distribution will be paid on May 14, 2010 to unit holders of record on May 6, 2010.

Conference Call and Webcast

Today, Friday, April 30, 2010 and at 10:00 am Eastern Time (U.S.) the Partnership will host an interactive conference call.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 7, 2010. The United States replay number is 1(866) 247-4222; the UK replay number is 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 69648481#.

Slides and audio webcast:

The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

Forward Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding developments in the markets, their effects and the factors which may contribute to a market recovery, our expectations regarding the employment of our vessels, our expected charter coverage ratios for 2010 and 2011 and expectations regarding our quarterly distribution may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 19 vessels, including 16 modern MR tankers, two small product tankers and one suezmax crude oil tanker. Most of its 19 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Contact Details:

Capital GP L.L.C.	Investor Relations / Media

Ioannis Lazaridis, CEO and CFO	Nicolas Bornozis, President

+30 (210) 4584 950	Capital Link, Inc. (New York)

E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.

Jerry Kalogiratos

+30 (210) 4584 950

j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Income (Note 1)
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three month period ended March 31,
	2010	2009

Revenues	29,977	32,331
Revenues – related party	1,152	-
Total Revenues	31,129	32,331

Expenses:
Voyage expenses	795	286
Vessel operating expenses - related party	7,036	6,503
Vessel operating expenses	-	618
General and administrative expenses	630	789
Depreciation	7,363	7,281
Operating income	15,305	16,854
Other income (expense), net:
Interest expense and finance cost	(8,181)	(7,873)
Interest income	320	526
Foreign currency (loss)/gain, net	(11)	15
Total other (expense), net	(7,872)	(7,332)
Net income	7,433	9,522
Less:
Net income attributable to CMTC operations	658	722
Partnership’s net income	6,775	8,800
General Partner’s interest in Partnership’s net income	$136	$176
Limited Partners’ interest in Partnership’s net income	6,639	8,624
Net income per:
• Common units (basic and diluted)	0.25	0.38
• Subordinated units (basic and diluted)	-	0.22
• Total units (basic and diluted)	0.25	0.35
Weighted-average units outstanding:
• Common units (basic and diluted)	27,088,525	20,512,229
• Subordinated units (basic and diluted)	-	4,304,922
• Total units (basic and diluted)	27,088,525	24,817,151

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Balance Sheets (Note 1)
(In thousands of United States Dollars, except number of shares and units)

	March 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$1,321	$3,552
Short term investments	43,294	30,390
Trade accounts receivable	1,218	735
Due from related party	66	2,681
Inventory	185	111
Prepayments and other assets	475	522
Total current assets	46,559	37,991
Fixed assets
Vessels, net	665,078	672,441
Total fixed assets	665,078	672,441
Other non-current assets
Deferred charges, net	2,878	3,095
Restricted cash	4,500	4,500
Total non-current assets	672,456	680,036
Total assets	$719,015	$718,027

Liabilities and Partners’ Capital
Current liabilities
Current portion of related party long-term debt	$-	$2,600
Trade accounts payable	945	296
Due to related parties	4,348	4,939
Accrued liabilities	2,066	2,276
Deferred revenue	1,438	3,458
Total current liabilities	8,797	13,569
Long-term liabilities
Long-term debt	474,000	474,000
Long-term related party debt	-	23,150
Deferred revenue	2,247	2,062
Derivative instruments	38,412	36,931
Total long-term liabilities	514,659	536,143
Total liabilities	523,456	549,712
Commitments and contingencies	-	-
Stockholders’ Equity	-	11,187
Partners’ Capital	195,559	157,128
Total liabilities and partners’ Capital	$719,015	$718,027

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Cash Flows (Note 1)
(In thousands of United States Dollars)

	For the three month period ended March 31,
	2010	2009
Cash flows from operating activities:
Net income	$7,433	$9,522
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	7,363	7,281
Amortization of deferred charges	137	84
Changes in operating assets and liabilities:
Trade accounts receivable	(1,476)	4,704
Due from related parties	159	-
Prepayments and other assets	47	(222)
Inventories	(74)	(59)
Trade accounts payable	609	471
Due to related parties	(591)	(136)
Accrued liabilities	(815)	(28)
Deferred revenue	(1,835)	(3,322)
Net cash provided by operating activities	10,957	18,295
Cash flows from investing activities:
Vessel acquisitions	(33,479)	(409)
Purchase of short term investments	(41,929)	(25,165)
Maturity of short term investments	29,025	8,300
Net cash (used in) investing activities	(46,383)	(17,274)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	54,075	-
Expenses paid for issuance of Partnership units	(332)
Payments of related party debt/financing	(650)	(409)
Loan issuance costs	6	(28)
Excess of purchase price over book value of vessels acquired from entity under common control	(9,521)	-
Dividends paid	(10,383)	(29,962)
Net cash provided by (used in) financing activities	33,195	(30,399)

Net (decrease) in cash and cash equivalents	(2,231)	(29,378)
Cash and cash equivalents at beginning of period	3,552	43,149
Cash and cash equivalents at end of period	1,321	$13,771

Supplemental Cash Flow information
Cash paid for interest	$7,836	$7,716
Non-cash Activities
Accrued offering expenses	607	-
Payable offering expenses	40	-
Reduction in deferred offering expenses	55	-
Net liabilities assumed by CMTC upon vessel contribution to the Partnership	21,634	-

Notes

(1) The unaudited condensed consolidated and combined statements of income and cash flows for the three month period ended March 31, 2010 include the results of operations of M/T Atrotos which was acquired from Capital Maritime, an entity under common control, on March 1, 2010 as though the transfer had occurred at the beginning of the year (January 1, 2010)

The unaudited condensed consolidated and combined statements of income and cash flows for the three month period ended March 31, 2009 include the results of operations of M/T Agamemnon II and M/T Ayrton II which were acquired from Capital Maritime, an entity under common control, on April 7 and April 13, 2009 respectively, as though the transfers had occurred at the beginning of the earliest period presented (January 1, 2009).

(2) Short term investments consist of cash time deposits with original maturities of more than three months with de minimis breakage costs.

Capital Product Partners L.P.

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three month period ended March 31, 2010.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2010

Net income	$7,433

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,499
Deferred revenue	199
M/T Atrotos net income for the period from January 1, 2010 to February 28, 2010	(658)
M/T Atrotos depreciation for the period from January 1, 2010 to February 28, 2010	(239)
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,234

Replacement Capital Expenditures	2,513

OPERATING SURPLUS	11,721
Recommended reserves	4,581
AVAILABLE CASH	7,140